Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
10-31-01

For the month of October 2001

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

8 October 2001

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2(including this page)

Dear Sir

Re: Media Release

Please find following a media release in relation to Mayne's sale of Faulding US-based oral pharmaceuticals business underway with lodgement of funds by Alpharma

Yours faithfully,
Mayne Nickless Limited

For **John W Priestley,**
Company Secretary

mayne

MEDIA RELEASE
8 October 2001

Mayne sale of Faulding US-based oral pharmaceuticals business underway with lodgment of funds by Alpharma

Mayne Nickless Limited announced today that under the terms of its agreement with Alpharma Inc. for the sale of Faulding's US-based oral pharmaceuticals business, Alpharma had paid Mayne US$400 million of the sale consideration. This money is being held in an escrow account until the payment by Mayne of the offer consideration to Faulding shareholders.

In addition, Alpharma has provided Mayne with an irrevocable stand-by letter of credit issued by Bank of America for US$260 million. This letter of credit covers the balance of the US$660 million purchase price for the oral pharmaceuticals business and will become available to Mayne at the time of the sale to Alpharma. The sale is expected to occur in December 2001 following the reorganisation of the Faulding businesses.

The management agreement between Mayne and Alpharma in relation to the oral pharmaceuticals business - under which Alpharma assumes management responsibility for the business - has come into effect.

Mayne Group Managing Director and Chief Executive Officer, Mr Peter Smedley, said these events represent a significant milestone in this transaction.

"Following the reorganisation of Faulding, which is currently underway, the sale of the oral pharmaceuticals business to Alpharma will be completed," Mr Smedley said.

oooOOOooo

For further information contact:

Media enquiries:
Serena Williams
Public Affairs Manager
Phone: +613 9868 0886
Mobile: 0411 126 455
+61411 126 455 (from outside Australia)

Investor enquiries:
Mark Rogers
Investment Relations Manager
+613 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002